September 21, 2007

By EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Jay Ingram

Re:	Google Inc.

Definitive 14A

Filed April 4, 2007

File No. 0-50726

Ladies and Gentlemen:

Google Inc. (“Google”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 21, 2007, relating to the above referenced filing (the “Filing”).

In this letter, we have recited the Staff’s comments in italicized, bold type, and have followed each comment with Google’s response.

Consideration of Director Nominees, page 14

1.	Please disclose whether there are any differences in the manner in which the Nominating and Corporate Governance Committee evaluates nominees for director based on whether the nominee is recommended by a stockholder. See Item 407(c)(2)(vi) of Regulation S-K.

There are no differences in the manner in which the Nominating and Corporate Governance Committee evaluates nominees for director based on whether the nominee is recommended by a stockholder. We will make this disclosure in future filings.

Director Compensation, page 16

2.	For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

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As we stated on page 16 of the Filing, “[w]e did not grant any equity awards to our directors in 2006.” The amounts listed in the director compensation table on page 16 reflect the dollar amount recognized for financial statement reporting purposes in 2006 for equity awards made prior to 2006. We respectfully submit that disclosure in the Filing of the grant date fair value is not required pursuant to Regulation S-K Item 402(k)(2)(iii) or (iv) because no equity awards were granted to our directors in 2006. However, we will make such disclosure in future filings if we grant any equity awards to directors during the fiscal year covered by the table.

3.	Disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

As we stated in note 1 to the financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2006, the value of Google Stock Units is measured based on the fair market values of the underlying stock on the dates of grant. With Google Stock Units, unlike with option awards, no assumptions affect the valuation. In future filings, we will include in the footnote to the stock awards column of our director compensation table a cross-reference to our discussion of how we value this type of award in our financial statements, footnotes to our financial statements or our MD&A, as appropriate.

With respect to option awards, in footnote 1 to the director compensation table on page 16 of the Filing, we referred the reader to “note 11 of our 2006 Annual Report on Form 10-K filed on March 1, 2007” for “a more detailed discussion on the valuation model and assumptions used to calculate the fair value of our options.” In future filings, we will clarify that this reference is meant to be to a note to the financial statements contained in our Annual Report.

4.	Please provide individualized discussion of how you determined the amounts of stock and stock options to grant to directors. If policies or decisions relating to one director are materially different than other directors, please discuss this in materially complete detail.

We stated on page 16 of the Filing that “we typically grant equity awards to new non-employee directors when they commence service as a member of our board of directors, consisting of options and Google Stock Units. The number of options and Google Stock Units we grant varies depending on market-competitive practices at the time the grant is determined as well as the value of the awards at the time.” We also described the typical vesting provisions with respect to these equity awards.

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September 21, 2007

As mentioned above in our response to the Staff’s comment no. 2, we stated on page 16 of the Filing that “[w]e did not grant any equity awards to our directors in 2006.” Therefore, we respectfully submit that a more individualized discussion of how we determined the amount of equity awards to grant to directors is not a material factor necessary to an understanding of the director compensation disclosed in the table. In future filings, to the extent applicable, we will provide disclosure regarding how we determined the amounts of any equity awards granted to directors during the fiscal year covered by the table.

Compensation Discussion and Analysis, page 39

5.	Please disclose the extent to which the LDC Committee may delegate authority to other persons. Specify the authority that it may be delegate and to whom this is applicable. See Item 407(e)(3)(i)(B) of Regulation S-K.

In response to Item 407(e)(3)(i)(B) of Regulation S-K, we provided the following disclosure regarding the LDC Committee’s delegation authority on page 12 of the Filing:

“The LDC Committee may form and delegate authority to subcommittees, or with respect to compensation for employees and consultants who are not Google officers for purposes of Section 16 of the Exchange Act, to Google officers, in either instance as the LDC Committee determines appropriate.”

In future filings, we will provide a cross-reference in CD&A to this disclosure if we include this disclosure in a different section of our filing.

6.	You state that: (i) the Chief Executive Officer works with an outside advisor to determine salary recommendations, (ii) an outside advisor helps you review assessments of executive compensation practices at least annually against your defined comparative framework, (iii) Messrs. Schmidt, Brin, and Page met with an external board advisor to discuss performance and compensation issues, and (iv) the outside advisor helped in determining the proposed bonus funding metrics for your executive officer bonus plan for 2006. Please clarify the specific functions of these advisors and provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K.

The outside advisor we used in 2006 provided advice to Google on an ad-hoc basis on a variety of matters, including corporate governance, leadership development, director and employee retention and executive compensation. He acted in his individual capacity, not as an employee of any organization, and he reported to our CEO. With respect to the executive compensation consultation services he provided, he acted as a liaison among our CEO, members of the LDC Committee and our executives, helping to foster a rigorous discussion and evaluation of the goals and performance of the executives. He provided advice regarding

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trends in compensation and leadership development and made overall compensation recommendations. To the extent we use outside advisors in the future, we will clarify the specific functions of such advisors and provide the disclosure required by Item 407(e)(3)(iii) of Regulation S-K.

7.	Please provide quantitative and/or qualitative disclosure of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that such disclosure is not required because it would result in competitive harm and such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

On page 43 of the Filing, we disclosed that the executive officer bonus plan payout for 2006 was determined by multiplying the following four items together: Annual Salary, Bonus Percentage, Individual Multiplier and Company Multiplier. We disclosed each executive’s annual salary and bonus percentage, and we also discussed how the Individual Multiplier was determined (see also our response to the Staff’s comment no. 8 below). We stated on pages 42 and 43 of the Filing that the Company Multiplier was based on non-GAAP operating income, which consisted of GAAP income excluding stock-based compensation expense, intellectual property research and development expenses and contributions to the Google Foundation. We also explained that the Company Multiplier is the same for all participants, and that performance that meets threshold expectations also yields a 100% Company Multiplier.

We respectfully submit to the Staff that further disclosure regarding the Company Multiplier component of our executive bonus plan payment calculation is not required because further disclosure would result in competitive harm and thus may be omitted under Instruction 4 to Item 402(b) of Regulation S-K.

Legal Standard

Instruction 4 to Item 402(b) of Regulation S-K states that registrants are not required to disclose target levels related to incentive compensation if they involve confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in

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competitive harm to the registrant. Instruction 4 states that the standard to use when determining whether disclosure would cause competitive harm is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 under the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 (“Exemption 4”), of the Freedom of Information Act (5 U.S.C. 552(b)(4)) (the “FOIA”) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder.

Exemption 4 exempts from the public disclosure requirements of the FOIA “trade secrets and commercial or financial information obtained from a person and privileged or confidential.” For Exemption 4 to apply, the following test (the “Test”) must be satisfied: (i) the information for which an exemption is sought must be a trade secret, or such information must be commercial or financial in character; (ii) such information must be obtained from a person, which includes a corporation; and (iii) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2nd Cir. 1996); GC Micro Corp v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).

With respect to prong (i) of the Test, the United States Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Examples of items generally regarded as commercial or financial information include: business sales statistics, technical designs, license and royalty information, customer and supplier lists, and information on financial condition. See Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.”

With respect to prong (ii) of the Test, Google is a corporation, and thus the information is being obtained from a “person.”

With respect to prong (iii) of the Test, where confidential information is compelled to be disclosed, as is the case here, courts have stated that if disclosure would result in substantial competitive harm, then the information constitutes “confidential information” under Exemption 4. See, e.g., McDonnell Douglas, 180 F.3d at 306 (“If commercial or financial information is likely to cause substantial competitive harm to the person who supplied it, that is the end of the matter, for the disclosure would violate the Trade Secrets Act.”); Public Citizen Health Research

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Group, 704 F.2d at 1291 (“evidence revealing ‘[a]ctual competition and the likelihood of substantial competitive injury’ is sufficient to bring commercial information within the realm of confidentiality”) (citation omitted); Judicial Watch, 108 F. Supp. 2d at 29; MCI Worldcom, Inc. v. General Servs. Admin., 163 F. Supp. 2d 28, 35 (D.D.C. 2001) (“Information is ‘confidential’ for purposes of FOIA Exemption 4 if its release would cause ‘substantial harm’ to the competitive position of [the submitters].”) (citation omitted). The District of Columbia Circuit further noted that in order to show competitive injury sufficient to justify withholding of information under Exemption 4:

No actual adverse effect on competition need be shown, nor could it be, for the requested documents have not been released. The court need only exercise its judgment in view of the nature of the material sought and the competitive circumstances in which the concessioners do business, relying at least in part on relevant and credible opinion testimony.

Id. at 683.1

Application of Facts to Legal Standard

Google respectfully submits that the specific Company Multiplier formula need not be disclosed because it constitutes confidential commercial or financial information and that its disclosure would likely result in substantial competitive injury to Google. Disclosure of the Company Multiplier could cause competitive harm to Google in at least two ways:

•

First, unlike many other public companies, Google does not publicly disclose estimates of its expected revenues or income or provide other guidance of future performance. If we were forced to disclose the pre-established non-GAAP operating income objectives included as part of the Company Multiplier, we would be in essence informing the public, including competitors and research analysts, of our expectations with respect to our expected non-GAAP operating income. Non-GAAP operating income consists of our total revenues less our cost of revenues, research and development expenses, sales and marketing expenses, and general and administrative expenses, each excluding stock-based compensation expense and intellectual property research and development expenses. Because non-GAAP operating income is calculated in part based on our operating expenses, disclosure of the Company Multiplier would give our competitors insight into our projected spending patterns, enabling them to

[1]

See also Public Citizen Health Research Group, 704 F.2d at 1291 (“the parties opposing disclosure need not ‘show actual competitive harm’”) (citation omitted); Gulf & Western Indus., Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1980) (same).

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unfairly compete with us by adjusting their spending patterns based on ours. This harm would exist even if disclosure were required only for historical non-GAAP operating income objectives because our competitors would know our historical forecasting models, which could be used as a paradigm for forecasting or extrapolating to future periods.[2]

•

Second, our compensation practices are competitively sensitive. If we were required to disclose the non-GAAP operating income objectives comprising the Company Multiplier, our competitors would know precisely how our financial performance affects our executives’ overall compensation. They could then copy our compensation practices to unfairly compete with us when recruiting and hiring executives.

Additionally, disclosure of the Company Multiplier would expose our confidential internal financial projections, and therefore would contravene our policy of not providing guidance of expected revenues or income. We use such non-GAAP operating income objectives to incentivize our executives, not to provide guidance to the public. As we discuss below, we establish performance targets for our maximum bonus payout at levels that are “possible but highly unlikely to be achieved” – we do not want analysts to interpret such performance targets as being in the range of what we believe could likely be achieved. Even if we disclosed only historical non-GAAP operating income objectives, we feel this would violate our policy against providing guidance because, as discussed above, financial analysts could use our historical forecasting models to reverse engineer our internal financial projections of future financial performance. We believe our policy of not providing revenue and income guidance is in the best interests of our stockholders, and therefore, especially in light of the competitive considerations discussed above, we should not be required to disclose the Company Multiplier.

[2]

The District of Columbia Circuit has ruled that commercial or financial information may be withheld under Exemption 4 even where some of the withheld information had been disclosed “collaterally.” Allnet Communications Servs. v. FCC, No. 92-5351, 1994 U.S. App. LEXIS 40831, at *6. (D.C. Cir. May 27, 1994). The District of Columbia Circuit reasoned that the government should not be compelled to bear the burden and expense of producing information that is available publicly. Further, it rejected the requester’s argument that there was “value to be gained from the juxtaposition” of that “public information within” the submitter’s materials, finding that the requester’s own argument validated the submitter’s contention that the collateral information should be confidential because the manner in which it is presented could be used to extrapolate further confidential information. Id. at *7.

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Difficulty In Achieving Target Levels

With respect to the Staff’s comment regarding the need to discuss how difficult it will be for Google to achieve the target levels or other factors, we disclosed on page 43 of the Filing that “[w]hile performance targets are established at levels that are intended to be achievable for both the Company Multiplier and the Individual Multiplier, a maximum bonus payout would require very high levels of both individual and company performance which we believe are possible but highly unlikely to be achieved.” We also disclosed that historical payout amounts over the past three years have “ranged from 3.0 to 4.5 times salary based on Google’s strong performance against our financial goals and our executives’ strong performance meeting their individual goals.” Further, we stated that “[i]n the three years of operating the executive bonus plan, we have not paid the maximum amount to an executive. Generally, the LDC Committee sets the target and maximum performance requirements such that relative difficulty of achievement is consistent from year to year.”

In future filings, we will continue to discuss how difficult it will be for our executives or how likely it will be for us to achieve the undisclosed target levels or other factors, as applicable.

Disclosure Not Material

As an additional matter, we respectfully submit to the Staff that further disclosure regarding the Company Multiplier component of our executive bonus plan payment calculation is not required because it is not “material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers” and therefore is not something that should be included in the CD&A.

Instruction number 1 to Item 402(b) of Regulation S-K states that the purpose of the CD&A is “to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Further, Item 402(b)(1) of Regulation S-K states that the “discussion shall explain all material elements of the registrant’s compensation of the named executive officers.” We respectfully submit that the existing disclosure in the Filing satisfies these requirements.

On page 43 of the Filing, as discussed above, we set forth the specific components for the calculation of the executive bonus: Annual Salary, Bonus Percentage, Individual Multiplier and Company Multiplier. We stated that the Individual Multiplier and Company Multiplier are equally weighted. With respect to the Company Multiplier, we stated that it was determined based on pre-established non-GAAP operating income objectives and described the process by which these objectives were established. Further, we disclosed the actual payout under the bonus plan as well the range of results of the bonus formula calculation over the past three

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years. We believe that the existing disclosure in the Filing explains the material components for the calculation of executive bonuses and, therefore complies with the requirements of Item 402(b) of Regulation S-K.

8.	You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the LDC Committee. Please provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the LDC Committee considered in its evaluation of individual compensation. If applicable, explain how the Committee weighted and factored individual accomplishments into specific compensation decisions. Ensure that your Compensation Discussion and Analysis is sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A and Item 402(b)(2)(vii) of Regulation S-K.

We disclosed on page 42 of the Filing that “our named executive officers, other than Eric, Larry and Sergey, drafted their own performance goals, including operational, growth, and leadership goals for the organizations they manage, and agreed on them with Eric. At the end of the year, Eric assessed each executive’s performance against their pre-established goals and provided the LDC Committee with a performance appraisal, which included a performance rating. The LDC Committee used this assessment to inform its discretion in determining the individual component of the cash bonus as well as the 2006 discretionary bonus….” Further, on page 43 of the Filing, we disclosed the formula for determining the bonus payout, and stated that the Individual and Company Multipliers are equally weighted.

In future filings we will further disclose, as applicable, that the performance appraisal process for each of our executives is largely subjective, with much discretion exercised by our CEO and the LDC Committee. There is no specific weight given to any one individual goal or performance criterion. The assessment is based on how well our CEO and the LDC Committee determined the executive performed his or her job, and such assessment is qualitative, not quantitative, in nature. For example, when our CEO and the LDC Committee determined how well each of the executive’s grew his or her organization, they looked more at the quality of the new hires instead of the number or percentage of people hired. The performance appraisal process is the same for each Google executive, except that, as discussed above, Eric, Larry and Sergey do not draft and are not measured against formal performance goals (nor do they receive any salary or bonus other than $1 per year).

* * * * *

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Google acknowledges that:

•	Google is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	Google may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (tel: 650/253-6615). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention (fax: 650/240-3928) as well as that of Mr. Segre of Wilson Sonsini Goodrich & Rosati, our outside corporate counsel (fax: 650/493-6811). Thank you for your assistance.

Very truly yours,

GOOGLE INC.

/s/ Dave Sobota
Dave Sobota
Senior Counsel

cc:	David Drummond

Kent Walker

Matt Sucherman

David Segre